ALMADEN

MINERALS LTD.

1103 - 750 West Pender St.

Vancouver, B.C.  V6C 2T8

Tel: 604 - 689 - 7644

Fax: 604 - 689 - 7645

Email: info@almadenminerals.com

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended September 30, 2004.

ALMADEN MINERALS LTD.
Consolidated Interim Balance Sheets

	September 30, 2004	December 31, 2003
	(unaudited)	(audited)
ASSETS

CURRENT
Cash and cash equivalents	$4,807,114	$4,838,914
Accounts receivable and prepaid expenses	344,282	105,106
Marketable securities (Note 3)	540,948	369,286
Inventory (Note 4)	274,768	274,768
TOTAL CURRENT ASSETS	5,967,112	5,588,074
PROPERTY, PLANT AND EQUIPMENT	578,319	474,521
RECLAMATION DEPOSIT	81,500	81,500
MINERAL PROPERTIES (Note 5)	4,611,298	4,197,675
TOTAL ASSETS	$11,238,229	$10,341,770

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$247,742	$49,625
Deferred exploration advances (Note 6)	14,209	58,011
Mineral taxes payable	379,653	379,653
TOTAL CURRENT LIABILITIES	641,604	487,289

SHAREHOLDERS’ EQUITY

Share capital
Authorized
100,000,000 common shares without par value
Issued (Note 7)
31,083,267 shares – September 30, 2004
27,627,079 shares – December 31, 2003	25,208,608	21,476,722
Subscription for shares (Note 7)	-	1,699,435
Contributed surplus (Note 2)	392,534	374,525
Deficit accumulated during the exploration stage	(15,004,517)	(13,696,201)
TOTAL SHAREHOLDER’S EQUITY	10,596,625	9,854,481
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,238,229	$10,341,770

ON BEHALF OF THE BOARD:

“Duane Poliquin”

Duane Poliquin, Director

“James E. McInnes”

James E. McInnes, Director

ALMADEN MINERALS LTD.
Consolidated Interim Statements of Operations and Deficit

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

REVENUE
Mineral properties	$959	$-	$110,727	$-
Interest income	13,943	2,064	56,952	25,785
Other income	25,614	1,528	48,800	25,339
	40,516	3,592	216,479	51,124

EXPENSES
General and administrative expenses (Schedule)	148,416	150,926	522,941	371,256
General exploration expenses	193,332	118,720	513,453	329,905
Write-down of interests in mineral properties	306,773	8,984	321,098	56,339
Stock option compensation	-	-	28,963	186,000
	648,521	278,630	1,386,455	943,500
	(608,005)	(275,038)	(1,169,976)	(892,376)
(LOSS) GAIN ON SECURITIES	(60,265)	7,373	(101,486)	(2,310)
FOREIGN EXCHANGE (LOSS) GAIN	(57,140)	7,292	(36,854)	(50,404)
NET LOSS	(725,410)	(260,373)	(1,308,316)	(945,090)

DEFICIT, ACCUMULATED DURING EXPLORATION STAGE, BEGINNING OF PERIOD	(14,279,107)	(13,054,613)	(13,696,201)	(12,369,896)

DEFICIT, ACCUMULATED DURING EXPLORATION STAGE, END OF PERIOD	$(15,004,517)	$(13,314,986)	$(15,004,517)	$(13,314,986)

NET LOSS PER SHARE	$(0.02)	$(0.01)	$(0.04)	$(0.04)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	30,427,199	22,852,670	29,928,396	22,383,139

ALMADEN MINERALS LTD.
Consolidated Interim Statements of Cash Flows

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

OPERATING ACTIVITIES
Net loss	$(725,410)	$(260,373)	$(1,308,316)	$(945,090)
Items not affecting cash
Depreciation	15,688	11,613	44,525	28,614
Loss (gain) on securities	60,265	(7,373)	101,486	2,310
Write-down of interests in mineral properties	306,773	8,984	321,098	56,339
Stock-based compensation	-	-	28,963	186,000
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	40,203	78,109	(239,176)	63,940
Accounts payable and accrued liabilities	22,931	114,610	198,117	68,110
Mineral taxes payable	-	-	-	(12,800)
Deferred exploration advances	6,577	86,663	(43,802)	86,663
	(272,973)	32,233	(897,105)	(465,914)

FINANCING ACTIVITY
Issuance of shares – net of expenses	1,238,791	1,593,187	2,021,497	1,816,235

INVESTING ACTIVITIES
Change in marketable securities	(288,374)	173,184	(273,148)	275,205
Property, plant and equipment
Purchases	(12,823)	(229,098)	(148,323)	(252,119)
Mineral properties
Costs	(396,828)	(334,549)	(734,721)	(578,922)
	(698,025)	(390,463)	(1,156,192)	(555,836)

NET CASH (OUTFLOW) INFLOW	267,793	1,234,957	(31,800)	794,485

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,539,321	524,495	4,838,914	964,967

CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,807,114	$1,759,452	$4,807,114	$1,759,452

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

1.

         BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all the disclosure required by Canadian generally accepted accounting principles for annual statements and should be read in conjunction with the annual audited financial statements for the year ended December 31, 2003, specifically the following Notes: Note 1 on the Nature of Operations; Note 2 on Significant Accounting Policies; Note 3 on Accounting Changes; and Note 16 on Contingency. These statements are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles.  They have been prepared using the same accounting policies and methods as those used in the December 31, 2003 accounts.

2.

ACCOUNTING CHANGES

At December 31, 2003, the Company adopted the fair value based method of accounting for stock-based compensation. This change has been applied retroactively and the interim financial statements for the nine months ended September 30, 2003 have been restated. The effect of this change was to increase the net loss for the nine months ended September 30, 2003 by $186,000 for a net loss of $945,090 and an increase in loss per share to $0.04. The contributed surplus balance at December 31, 2003 was $374,525 and at September 30, 2004 was $392,534.

3.

MARKETABLE SECURITIES

	September 30,	December 31,
	2004	2003

Money market investments	$-	$163,049
Equity securities	540,948	206,237
	$540,948	$369,286

The market value of the investments as at September 30, 2004 was $865,468 (December 31, 2003 - $780,834).

4.

         INVENTORY

Inventory consists of 1,597 ounces of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at September 30, 2004 is $848,224 (December 31, 2003 - $859,681).

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

5.

MINERAL PROPERTIES

	September 30, 2004	December 31, 2003
Canada
Elk 100% interest in mineral claims in British Columbia which includes the Siwash gold deposit	$2,300,375	$1,644,696
ATW Net 30% interest in mineral claims near Lac De Gras, Northwest Territories	189,244	171,461
PV 100% interest in mineral claims in British Columbia	128,466	124,421
MOR 100% interest in mineral claims in the Yukon Territory	31,915	62,024
Rock River Coal 50% interest in 187,698 acre coal prospect in the Yukon Territory	37,879	43,707
Cabin Lake 100% interest in mineral claims in the Yukon Territory	17,207	35,000
Caribou Creek 100% interest in mineral claims in the Yukon Territory	22,800	35,000

Mexico
Caballo Blanco Option to purchase 100% interest in mineral claims in Veracruz State	508,705	522,756
El Pulpo 100% interest in mineral claims in Sinaloa State	1	95,203
San Carlos / San Jose 100% interest in the San Carlos and San Jose mineral claims in Tamaulipas State	201,806	244,590
Galeana Option to purchase 100% interest in mineral claims in Chihuahua State	75,983	118,272
Yago / La Sarda 100% interest in mineral claims in Nayarit State	561,758	799,505
Fuego 100% interest in mineral claims in Oaxaca State	70,305	30,372

Interests in various other mineral claims	464,854	270,668
	$4,611,298	$4,197,675

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

5.

         MINERAL PROPERTIES (Continued)

(a)     Fuego

During the nine months ended September 30, 2004, the Company entered into an agreement with Horseshoe Gold Mining Inc. (“Horseshoe”). To earn an initial 50% interest, Horseshoe must maintain the property in good standing, incur exploration expenditures totalling US$2,000,000 and issue 1,000,000 shares to the Company by December 31, 2006. Horseshoe can increase its interest to 60% by incurring an additional $1,000,000 of exploration expenditures by December 31, 2007.

(b)     San Carlos

During the nine months ended September 30, 2004, the Company entered into an agreement with Hawkeye Gold & Diamond Inc. (“Hawkeye”). To earn an initial 51% interest, Hawkeye must maintain the property in good standing, incur exploration expenditures totalling US$2,000,000 by March 15, 2008 and issue 500,000 shares to the Company by March 15, 2007. Hawkeye can increase its interest to 60% by incurring an additional $2,000,000 of exploration expenditures by March 15, 2011 and issuing a further 300,000 shares to the Company by March 15, 2010.

(c)     Guadalupe

During the nine months ended September 30, 2004, the Company entered into an agreement with Grid Capital Corporation (“Grid”). To earn an initial 50% interest, Grid must maintain the property in good standing, incur exploration expenditures totalling US$1,000,000 and issue 400,000 shares to the Company by June 30, 2007. Grid can increase its interest to 60% by incurring an additional $1,000,000 of exploration expenditures and issuing a further 100,000 shares to the Company by December 31, 2008.

(d)     PV and Nic

During the nine months ended September 30, 2004, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”). To earn a 60% interest, Spire must incur exploration expenditures totalling US$1,300,000 by December 31, 2007 and issue 600,000 shares to the Company by January 10, 2007.

(e)

Other

(i)

As de Oro

During the nine months ended September 30, 2004, the Company entered into an agreement to purchase a 100% interest in the property for US$50,000 plus value added tax payable over four years.  At September 30, 2004, US$10,000 of this obligation has been paid.

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

6.

DEFERRED EXPLORATION ADVANCES

At September 30, 2004, the Company has deferred $14,209 received from BHP Billiton World Exploration Inc. in advance of exploration. These funds will be used for further exploration in eastern Mexico.

7.

SHARE CAPITAL

The changes in issued shares since December 31, 2003 to September 30, 2004 are as follows:

	Number	Amount

Balance, December 31, 2003	27,627,079	$21,476,722
For cash pursuant to private placements	1,722,250	2,555,633
For cash on exercise of share purchase warrants	1,443,938	1,037,269
For cash on exercise of stock options	290,000	138,984
Balance, September 30, 2004	31,083,267	$25,208,608

On January 12, 2004, the Company completed a private placement of 1,300,000 common shares at a price of $1.32 per share, after incurring share issue costs of $16,565.  These funds were received by the Company prior to December 31, 2003 and were recorded as a subscription for shares.

The Company issued 270,000 flow-through common shares on August 16, 2004 on a private placement basis at a price of $2.25 per share, after incurring issue costs of $77,864.  Also, 27,000 warrants for non-flow-through shares were issued to an agent in consideration of its services.

The Company issued 150,000 flow-through common shares on August 30, 2004 on a private placement basis at a price of $2.25 per share, after incurring issue costs of $16,001.  Also, 2,250 shares were issued to an agent in consideration of its services.

Warrants

	Number of Warrants	Expiry Date	Exercise Price Range

Outstanding, December 31, 2003	3,324,544	March 13, 2004 to September 18, 2008	$0.47 to $2.25
Issued	27,000	August 16, 2005	$2.25
Exercised	(1,443,938)	-	$0.47 to $1.60
Outstanding, September 30, 2004	1,907,606	October 1, 2004 to September 18, 2008	$0.47 to $2.25

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

7.

SHARE CAPITAL (Continued)

At September 30, 2004, the following share purchase warrants were outstanding:

Number of Warrants	Expiry Date	Exercise Price Range
1,509,000	September 18, 2005/2006/ 2007/2008	$ 1.50/1.75/ 2.00/2.25
38,500	October 1, 2004	0.47
21,001	October 28, 2004	1.60
103,750	August 7, 2005	0.80
27,000	August 16, 2005	2.25
140,000	December 30, 2005	1.85
68,355	December 30, 2005	2.25
1,907,606

At September 30, 2004, none of the warrants outstanding are held by directors (2003 – 77,000).

Options

The Company has a fixed stock option plan which permits the issuance of options up to 10% of the Company’s issued share capital.  The maximum number of shares reserved for issuance under this plan is 2,900,000.  At September 30, 2004, the Company has reserved 2,820,000 stock options that may be granted.  The exercise price of an option cannot be less than the closing price of the common shares on the Toronto Stock Exchange on the day immediately preceding the grant of the option and the maximum term of all options is ten years.  The Company also has stock options outstanding relating to the period before the introduction of the fixed stock option plan.

The Board of Directors determines the term of the option (to a maximum of 5 years) and the time during which any option may vest.  All options granted during the nine months ended September 30, 2004 vested on the date granted.

The following table presents the outstanding options as at September 30, 2004 and changes during the period:

Fixed Options	Shares	Weighted Average Exercise Price

Outstanding at December 31, 2003	3,075,783	$ 0.53
Granted	35,000	2.35
Exercised	(290,000)	0.44
Outstanding at September 30, 2004	2,820,783	$ 0.53
Options exercisable at September 30, 2004	2,820,783

ALMADEN MINERALS LTD.
Notes to Consolidated Interim Financial Statements

(unaudited)

7.

SHARE CAPITAL (Continued)

The following table summarizes information about stock options outstanding at September 30, 2004:

Options Outstanding and Exercisable
Number	Expiry	Exercise
of Shares	Date	Price

35,000	January 28, 2006	$ 2.35
560,000	March 1, 2006	0.30
91,092	August 23, 2006	0.27
905,000	February 28, 2007	0.55
379,000	February 26, 2008	0.80
75,000	April 7, 2008	0.74
40,000	September 26, 2008	1.37
581,691	October 7, 2008	0.45
154,000	December 1, 2009	0.39
2,820,783

The weighted-average grant date fair value assigned to stock options granted during the nine months ended September 30, 2004 was $0.83.  The fair value of these options were determined on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

Risk free interest rate	2.6%
Expected life	2 years
Expected volatility	61%
Expected dividends	$Nil

8.         RELATED PARTY TRANSACTIONS

A company controlled by the founding shareholder of the Company was paid $82,800 for technical services and website management during the nine months ended September 30, 2004.

A company controlled by a relative of the founding shareholder of the Company was paid $51,267 for geological services during the nine months ended September 30, 2004.

An officer of the Company was paid $42,838 for professional services rendered during the nine months ended September 30, 2004.

9.         COMPARATIVE FIGURES

Certain of the September 30, 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted at December 31, 2003.

ALMADEN MINERALS LTD.
Consolidated Interim Schedule of General and Administrative Expenses

(unaudited)

	Nine Months Ended September 30,
	2004	2003

Bank charges and interest	$5,232	$4,484
Depreciation	44,525	28,614
Insurance	4,958	4,501
Office and licenses	78,222	84,289
Professional fees	146,804	135,474
Rent	77,927	65,242
Stock exchange fees	22,136	19,794
Telephone	10,559	9,686
Transfer agent fees	12,161	8,281
Travel and promotion	120,417	10,891
	$522,941	$371,256